# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Date of event which requires filing of this statement: 08/29/2025
Filed by CIK 0001882923
Persons authorized to receive notices and communications: Heritage Assets SCSp, c/o Heritage Services SAM, 7 rue du Gabian, Monaco, Monaco (O9), 98000, 377 97 97 63 19

## Reporting persons
- Heritage Assets SCSp (CIK 0001882923): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,214,252; sole dispositive power 0; shared dispositive power 10,214,252; aggregate amount beneficially owned 10,214,252 (46% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split (as defined herein) basis. On September 19, 2024, Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit"), announced the implementation of a reverse stock split whereby every 25 outstanding ordinary shares of Arqit were consolidated into one ordinary share, par value $0.0025 per share (the "Ordinary Shares") (such consolidation, the "Reverse Stock Split"). The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- M Management S.A. (CIK 0001882928): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,214,252; sole dispositive power 0; shared dispositive power 10,214,252; aggregate amount beneficially owned 10,214,252 (46% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- Manfredi Lefebvre d'Ovidio (CIK 0001840678): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,214,252; sole dispositive power 0; shared dispositive power 10,214,252; aggregate amount beneficially owned 10,214,252 (46% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Comment:
This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") is being filed by Heritage Assets SCSp, a Luxembourg company, M Management S.A., a Luxembourg company, and Manfredi Lefebvre d'Ovidio (collectively, the "Reporting Persons"), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit" or the "Issuer"), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (as amended on December 9, 2021, September 15, 2023, October 2, 2024, May 29, 2025 and August 26, 2025, the "Schedule 13D").

The class of equity security to which this Amendment No. 6 relates is the Ordinary Shares, par value $0.0025 per share, of the Issuer. The address of the principal executive offices of the Issuer is 1st Floor, 3 Orchard Place, London SW1H 0BF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended by adding the information set forth in Item 4 of this Amendment No. 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

This Amendment No. 6 is being filed to update the aggregate number of Ordinary Shares and percentage of Ordinary Shares of Arqit beneficially owned by the Reporting Persons due to the dilution caused by Arqit's issuance of additional Ordinary Shares from time to time since the date of the filing of Amendment No. 5 to Schedule 13D by the Reporting Persons, with respect to the Ordinary Shares of Arqit, on August 26, 2025 ("Amendment No. 5"), which resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 5. In addition, this Amendment No.6 contains information regarding the sale by the Reporting Persons of Business Combination Warrants (as defined in Arqit's Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the Securities and Exchange Commission (the "SEC") on December 5, 2024) at the average prices set forth in the table below, in each case on a post-Reverse Stock Split basis, in each case in open market transactions and as set forth in the table below.

Date of Transaction Amount of Business Average Price per
Combination Warrants Business Combination Warrant ($)
08/20/2025 272 7.3
08/21/2025 555 7.4
08/22/2025 5,223 6.7
08/25/2025 5,640 5.2
08/26/2025 960 5.1
08/27/2025 1,432 5.3
08/28/2025 11,903 4.2
08/29/2025 195 4.5
09/02/2025 131 4.6
09/03/2025 1,109 4.8
09/04/2025 5,672 3.6
09/05/2025 9,474 2.9
09/09/2025 480 4.2
09/11/2025 6,318 3.8
09/12/2025 2,490 3.9
09/15/2025 6,197 3.3

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 6 are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 46.0% of the outstanding Ordinary Shares. Calculations of the percentage of Ordinary Shares beneficially owned are based on 22,184,708 Ordinary Shares outstanding (including Ordinary Shares that the Reporting Persons have a right to acquire within 60 days) as of September 18, 2025, based on information included in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on September 19, 2025.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 6, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares since the date of the filing of Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes.

## Signatures
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (09/24/2025)
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner /s/ Giorgio Scelsi, Giorgio Scelsi/Director (09/24/2025)
- M Management S.A.: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (09/24/2025)
- M Management S.A.: /s/ Giorgio Scelsi, Giorgio Scelsi/Director (09/24/2025)
- Manfredi Lefebvre d'Ovidio: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio (09/24/2025)